FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 11/5/2025

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing Ternium to Acquire Nippon Groups’ Remainder Participation in Usiminas’ Control Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: November 5, 2025

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium to Acquire Nippon Groups’ Remainder Participation in Usiminas’ Control Group

Luxembourg, November 5, 2025 – Ternium S.A. (NYSE: TX) announced today that its subsidiary Ternium Investments S.à r.l. has entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remainder participations in the control group of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), at the price per ordinary share that the parties had agreed upon for the option transaction contemplated in the new Usiminas shareholders agreement entered into on July 3, 2023. Pursuant to the transaction, Ternium would pay $2.06 per ordinary share, which would result in an aggregate purchase price of approximately $315.2 million in cash for 153.1 million ordinary shares, increasing its participation in the Usiminas control group from 51.5% to 83.1%. The transaction is subject to approval by Brazil’s antitrust authorities and will be financed with cash on hand.

The Usiminas control group holds the majority of Usiminas’ voting rights. Upon the closing of this transaction, Ternium Investments and its subsidiary Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A. (all of which compose the T/T group within Usiminas’ shareholders’ agreement), will hold an aggregate participation of 92.9% in Usiminas’ control group. Previdência Usiminas (Usiminas employees’ pension fund) will continue to hold the remainder 7.1%.

This additional investment further strengthens Ternium’s commitment to Usiminas and the Brazilian steel market. Ternium will continue working to take Usiminas to its full potential, aiming to enhance its competitiveness and value in the best interest of Usiminas and all its stakeholders.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.